August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (626) 535-8209

Michael W. Perry
Chief Executive Officer
Indymac Bancorp, Inc.
888 East Walnut Street
Pasadena, CA 91101-7211

> **Re:** **Indymac Bancorp, Inc.**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 01-8972**

Dear Mr. Perry:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 19

1. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award

computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

2. Revise the narrative discussion in this section to discuss director participation in the Deferred Compensation Plan. Please refer to Item 402(k)(3) of Regulation S-K.

Related Party Transactions and Business Relationships, page 26

3. You disclose the participation by the named executive officers in your Country Club and Senior Officer Mortgage Program loans. Revise your discussion to provide the information required by Item 404(a) for loans under either program to any of your other executive officers, as these loans do not appear to meet the requirements of the representations required by instruction 4(c) to Item 404(a) of Regulation S-K.

Management Development and Compensation Committee, page 32

4. This section describes of the role of the Management Development and Compensation Committee's role in compensation process as a role of "assisting the Board of Directors" and "discussing" objectives used for calculating compensation. Revise this section to discuss, in greater detail, the role of the Board in granting final approval for any elements of the compensation process where the delegation to the Committee is conditional or incomplete. Please refer to Item 407(e)(3)(i) of Regulation S-K.

5. Revise your disclosure to discuss the scope of the Management Development and Compensation Committee's engagement with Mercer Human Resources Consulting, including any instructions provided by the Committee to the consultant. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Compensation Discussion and Analysis, page 34

6. On page 37, you discuss Benchmark Surveys and other information considered by the Committee in evaluating the competitiveness of the compensation program. Revise your analysis of the competitiveness of your compensation compared to your peer group to explain how the Benchmark Surveys impact your analysis. Refer to Item 402(b)(2)(xiv) and Item 402(b)(1)(vi) of Regulation S-K.

7. On page 38 you indicate that initial salaries for named executives are set in their employment agreements and that any subsequent changes are made as a result of changes in the executive's responsibilities. Please discuss any factors that the Committee, or anyone delegated by the committee, use to determine an

executive's salary, including reference to your benchmark surveys. Furthermore, please discuss the reasons for the changes in base salaries paid to executives. For example, we note that Mr. Key's salary increased by $80,375 and Mr. Wohl's salary increased by $94,983 between 2005 and 2006. Please refer to Item 402(b)(1)(v) of Regulation S-K.

8. The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. There appear to be significant disparities in the compensation awarded to your Chief Executive and the other named executives. Revise your disclosure to provide a more detailed discussion of how and why the compensation of your CEO differs from the compensation of the other named executives. If policies or decisions relating to a named executive officer are materially different than the other officers, provide disclosure on an individualized basis.

Goals and Their Weighting for Individual NEO Short Term Cash Incentive Awards, page 39

9. Expand your discussion regarding the short term compensation program to discuss the overall structure of the plan, in addition to your discussion of how the executives performed in relation to the plan in the relevant period. Revise your disclosure to discuss the threshold performance required, the target performance required in order to reach the level of compensation set by the Committee, and any top level of performance which would result in a maximum award amount. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K. The revised disclosure should also discuss in more detail the metric's used to monitor individual performance goals for the named executives who are not evaluated based on corporate level performance.

10. Revise your discussion regarding the awards made to the named executives to clarify how the Committee determines the individual awards for the executives. For example, it appears that Mr. Perry met the threshold for ROE but did not reach the threshold for EPS, which resulted in a below target award. Expand your disclosure to explain how the Committee determined that the award made was the appropriate balance between the two targets. Similarly, discuss the impact upon the awards made by the Committee of the Committee's evaluation of the individual performance of the named executive officer. For example, discuss any performance targets that the Committee used to determine the performance to plan for Mr. Wohl's business units. Make similar changes to the disclosure and analysis provided for the other named executives, discussing the individual performance requirements and relating how the executive achieved or failed to achieve those requirements and how the Committee determined the awards made to the officers. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v, vi and vii)

of Regulations S-K.

Long-Term Incentive Plans and Equity Compensation, page 41

11. Revise this section to discuss how the Executive Committee Stock Incentive Plan
supports the goals of Indymac's compensation program. It appears that the plan
limits awards to 50% of current year salary and short term cash awards, but it is
capped at 75% of the prior year's short term cash incentive. Does this reflect that
poor performance in one year, which resulted in reduced short term cash awards,
would be reflected in a reduction in the following year's awards under the
Executive Committee Stock plan? The reader should be able to understand how
the plan's features support the overall goals of the compensation plan. Please
refer to Item 402(b)(1)(vi) of Regulation S-K.

Practices Regarding the Grant of Equity Awards, page 42

12. Revise your disclosure to identify whether the Management Development and
Compensation Committee used its discretion to change the grant date for awards
discussed in this section. Please refer to Item 402(b)(2)(iv and vi) of Regulation
S-K.

Post-Termination Compensation, page 44

13. Revise this section to discuss why the company entered into these agreements,
and how the Committee and Board determined the appropriate structure of the
agreements. Furthermore, revise you disclosure to discuss how these agreements
support the goals of the compensation program of Indymac. Please refer to Item
402(b)(1)(iv and vi) of Regulation S-K.

Mortgage Banking Expertise; Thrift Investing and Risk Management Expertise, page 45

14. Revise these sections to clarify how the concerns expressed in these two sections
are reflected in the company's compensation program, including how the
company's concern for risk management and expertise impact compensation
decision making. Please refer to Item 402(b)(1)(ii) of Regulation S-K.

Summary Compensation Table, page 47

15. You provide compensation information in the Summary Compensation Table for
both 2005 and 2006. To the extent that you provide information of additional
years, you must provide all required information for that year. Please see
Question 3 to the Frequently Asked Questions, available February 2007. In
particular, we note that you only provide information in the "all other
compensation" footnote for 2006.

Deferred Compensation Plan, page 56

16. Revise this section, or the discussion which appears on page 45, to discuss the distribution provisions of the plan. We note that two of your named executives had significant distributions in 2006. Please refer to Item 402(i)(3) of Regulation S-K.

Potential Payments upon Termination or Change in Control, page 56

17. You discuss various termination and change in control arrangements you have with the named executive officers and the various triggering scenarios described in this section. Revise the Compensation Discussion and Analysis to discuss how the Committee determined the appropriate payment and benefit levels under the agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Furthermore, please provide an analysis of the component features of each executive's potential payments and discuss the factors that affected those component payments. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

18. We note that Mr. Mahoney will transition from his role as CEO in January 2007. Please discuss any agreements entered into or other terms for his transition, including any payments agreed to, awarded and any payments earned or to be earned.

Closing Comment

   Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel